Pillsbury Winthrop Shaw Pittman LLP

50 Fremont Street  |  San Francisco, CA 94105-2228  |  tel 415.983.1000  |  fax 415.983.1200

MAILING ADDRESS: P. O. Box 7880  |  San Francisco, CA 94120-7880

Blair W. White

tel 415.983.7480

blair.white@pillsburylaw.com

November 30, 2011

Securities and Exchange Commission

100 F Street, N.W., Mail Stop 3561

Washington, D.C. 20549

Attention:	Pamela Long
Assistant Director

RE:	Renewable Energy Group, Inc.
Amendment No. 7 to Registration Statement on Form S-1
Filed November 28, 2011
File No. 333-175627

Dear Ms. Long:

REG Energy Group, Inc. (the “Registrant”) hereby provides the following information in response to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter to the Registrant dated November 28, 2011. Set forth below are the Registrant’s responses to the Staff’s comments. The number of the responses and the headings set forth below correspond to the numbered comments and headings in the letter from the Staff.

Management’s Discussion and Analysis of Financial Condition ... , page 42

Critical Accounting Policies, page 52

Valuation of the Company’s Equity, page 61

1.	We note your response to comment one in our letter dated November 22, 2011. As previously requested, please expand your disclosure to identify and discuss the significant factors, including any changes to material underlying assumptions you utilized in your discounted cash flow analysis, which contributed to:

November 30, 2011

•	The increase in the fair value of your common stock from $24.28 on July 12, 2011 to the fair value of $33.75 in September 2011; and

•	The decrease in the fair value of $33.75 in September 2011 to your estimated IPO price.

Response: In response to the Staff’s comment, the Registrant has revised the disclosure on page 61-63.

Financial Statements, page F-1

Note 2—Summary of Significant Accounting Policies, page F-75

Stock-based Compensation, page F-81

2.	We note your response to comment 12 in our letter dated November 22, 2011. Please revise your disclosures on page F-81 and page 120 to provide the clarifying information you provided in your response.

Response: In response to the Staff’s comment, the Registrant has revised the disclosure on page F-82.

* * *

The Registrant acknowledges the following:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

November 30, 2011

We would be pleased to answer your questions or provide you with any other information you need. Please contact me at (415) 983-7480.

Very truly yours,

/s/ Blair W. White

Blair W. White

cc:	Jeffery Stroburg

Daniel J. Oh

Chad Stone